1601 Shop Road, Suite E Columbia, S.C. 29201 (803) 736.5595

Exhibit 10.16

July 12, 2004

The Scott Group
Steve Scott
27 Mill Farm Road
Stoughton, MA 02072

Dear Steve,

Following up on our conversations and emails from last week and over the weekend I just wanted to confirm in writing our discussion. As you are aware, IBSS would like to modify the Amended and Restated Statement of Work between IBSS and the Scott Group dated October 2, 2003 (the “Agreement”) effective this date, subject to Board approval.

When IBSS and The Scott Group began our joint path together last fall we had a mutual expectation of what could be achieved both in revenues and investments to allow IBSS to pursue a positive growth path. To date those expectations have not been achieved for whatever reason.

IBSS recognizes that timing may be a factor in not yet achieving some of the objectives that The Scott Group has proposed to IBSS. IBSS wants to recognize these efforts, but believes that it is not in the best interests of IBSS to continue under the current arrangement.

Although certain introductions The Scott Group has made of IBSS to potential revenue producing companies namely; Arthur Blank, Xybernaut and Universal Power Group have not yet generated any revenue for IBSS, they may have set in motion activity that could bring significant revenue.

Following our conversations I have discussed the situation with some of our staff, investors and board members. IBSS wants to recognize the ongoing efforts by the Scott Group for IBSS and the future benefits possible to IBSS. One way of doing this would be to utilize some of the stock that has been set aside for the Scott Group in the Agreement and not possible to be utilized under the terms of the Agreement, and pay out the months remaining under the contract that have not yet been paid (June, July, August, and September) in stock.

For the two months that are past due (June and July) IBSS will pay in stock in lieu of cash at the rate of 20 cents per share valuation. IBSS would continue the contract for the last two months (August and September) at the same rate. At that price the $40,000 for June through September will convert to a total of 200,000 shares of stock. The above plus the 12,500 shares for August (completing the 10 months of 12,500 shares) would cause to be issued a total of 212,500 shares of stock to the Scott Group for the balance due under the contract. (The monthly shares through July that are due, a total of 62,500 have already been sent to you.) The Board of Directors and I believe this would be a fair settlement of the contract.

In exchange, we expect that the Scott Group will continue to engender good will on behalf of IBSS among Arthur Blank, Xybernaut, Universal Power Group and other possible strategic partners and continue to do its best efforts at achieving our mutual objectives as set forth in the Agreement.

We appreciate your efforts on our behalf and hope that we will be able to continue to work together on a mutually agreeable basis. If the above meets with your approval please indicate acceptance by signing and returning a copy of this letter to IBSS. Thank you for your understanding in our current cash short situation.

Sincerely,

/s/ George E. Mendenhall

George E. Mendenhall
President and Chief Executive Office

The Scott Group accepts the above changes in the terms of the Agreement

/s/ Steven Scott
By Steven Scott for the Scott Group

Dated: July 13, 2004